Fourth quarter 2018
Financial statements and review

Equinor fourth quarter 2018 and year end results

Equinor reports adjusted earnings of USD 4.4 billion and USD 1.5 billion after tax in the fourth quarter of 2018. IFRS net operating income was USD 6.7 billion and the IFRS net income was USD 3.4 billion.

The fourth quarter and full year were characterised by:

- Solid results and strong cash flow. Net debt ratio reduced to 22.2%
- Strong operational performance. Record high fourth quarter and full year production
- Continued growth in return on average capital employed to 12%
- The reserve replacement ratio (RRR) was all time high at 213%
- Step-up in quarterly dividend by 13% to USD 0.26 per share, subject to approval by the annual general meeting

"Strong operational performance and high production gave solid results and cash flow in a quarter with significant market volatility. We delivered growing returns for the full year and expect continued earnings growth. Following strong improvements in recent years, the board proposes an increase in quarterly dividend of 13% to USD 0.26 per share," says Eldar Sætre, President and CEO of Equinor ASA.

"Our cash flow generation was strong across the business. At an overage oil price of 71 dollars per barrel, we generated an organic free cash flow well above 6 billion dollars for the full year. We have also done several value-enhancing transactions, strengthened our financial position and reduced our net debt ratio from 29 to 22.2 percent," says Sætre.

Adjusted earnings [5] were USD 4.4 billion in the fourth quarter, up from USD 4 billion in the same period in 2017. Adjusted earnings after tax [5] were USD 1.5 billion, up from USD 1.3 billion in the same period last year. High production at higher prices contributed to the increase. Due to sales pricing mechanisms in the market, the significant fall in oil prices led to a negative one-off effect with a higher than normal differential between realised liquids prices and Brent Blend average. In addition, higher exploration activity and lower refinery and products trading margins impacted adjusted earnings negatively. For the full year, adjusted earnings were USD 18 billion, up 42 percent from USD 12.6 billion in 2017.

IFRS net operating income was USD 6.7 billion in the fourth quarter compared to USD 5.2 billion in the same period of 2017. IFRS net income was USD 3.4 billion, up from USD 2.6 billion in the fourth quarter of 2017. For the full year, IFRS net income was USD 7.5 billion, up from USD 4.6 billion in 2017.

"In 2018 we sanctioned seven new projects, which will deliver more than 1 billion barrels of resources to Equinor at an average break-even price of 14 dollars and very low CO_2 emissions. In the quarter, we started production at Aasta Hansteen, Oseberg Vestflanken and Big Foot, and at the Apodi solar plant in Brazil. We also had the winning bid in an offshore wind lease round offshore Massachusetts in the US," says Sætre.

Equinor delivered total equity production of 2,170 mboe per day in the fourth quarter, an increase from 2,134 mboe per day in the same period in 2017. The increase was mainly due to portfolio changes and new wells especially in the US onshore. New fields coming on stream added to the increase. Expected natural decline in addition to reduced gas off-take partially offset the increase. Equinor delivered all-time high production in 2018 with an underlying production growth of more than 2% [7].

As of year-end 2018, Equinor had completed 24 exploration wells with nine commercial discoveries. Adjusted exploration expenses [5] in the quarter were USD 417 million, up from USD 274 million in the same quarter of 2017, mainly due to higher seismic and drilling activity.

The reserve replacement ratio (RRR) reached an all-time high of 213% in 2018, mainly driven by sanctioning of new fields, positive revisions and acquisitions. The reserves to production ratio (R/P) increased from 7.6 to 8.7 years.

Cash flows provided by operating activities before tax amounted to USD 27.6 billion in 2018 compared to USD 21.0 billion in 2017. Organic capital expenditure [5] was USD 9.9 billion for the full year of 2018. At year-end, net debt to capital employed [5] was reduced to 22.2%.

The board of directors proposes to the annual general meeting to increase the dividend by 13% to USD 0.26 per share for the fourth quarter.

The twelve-month average Serious Incident Frequency (SIF) was 0.5 for 2018, compared to 0.6 in 2017.

Capital markets update

Today, Equinor presents its update to the capital markets, focusing on three key deliveries:

- Growing cash flow and returns – capacity to generate around USD 14 billion in free cash flow [5] from 2019 to 2021, and more than 14% return on average capital employed (ROACE) [5] in 2021[1]. Equinor can be organic free cash flow positive below USD 50 per barrel from 2019 to 2021
- Investing in a highly competitive portfolio of projects, expected to start production by 2025 and deliver 6 billion barrels to Equinor with low emissions and an average break-even oil price around USD 30 per barrel
- Delivering continued profitable growth at the Norwegian continental shelf, targeting international opportunities where we increasingly can leverage our industrial strength as an operator, and building a profitable core area in Brazil. Equinor expects to deliver around 3 percent compound annual production growth from 2019 to 2025 [7]

"Equinor is already delivering industry leading returns, and we expect to increase returns and cash flow even further going forward. We delivered record high production in 2018, and we are well positioned for profitable growth in the coming years. Internationally we are increasingly taking the role as operator, and we are strengthening Brazil as a core area for Equinor. On the NCS we expect to deliver at a record high production level in 2025," says Sætre.

"We have a strong and highly profitable portfolio of projects coming on stream towards 2025. In 2019 we will start production from Johan Sverdrup, which is expected to deliver a total production close to 300,000 barrels per day to Equinor at plateau, with a break-even price below 20 dollars per barrel," says Sætre.

"We have over the past few years significantly improved our project portfolio and fundamentally strengthened our competitive position, creating a stronger and more resilient company. We continue to develop a culture of consistent capital discipline and continuous improvement. Digitalisation and innovation will support further enhanced safety, increased value creation and reduced emissions," says Sætre.

Equinor's unit production cost is industry leading around five dollars per barrel. The company is aiming to sustain a unit production cost at around 2017 level in 2020[2]. Equinor has reduced the average break-even price of its non-sanctioned portfolio to below 40 USD per barrel, and increased the net present value of this portfolio by more than USD 7 billion since 2017.

Equinor is already an industry leader on carbon efficiency, and the portfolio of projects that will come on stream towards 2025 has 30% lower CO_2-emissions per barrel than the current producing portfolio. Equinor continues to develop as a broad energy company, and is gradually building a profitable portfolio also within renewable energy.

Finally, Equinor announces its updated outlook:
- Equinor expects organic capex [5] of around USD 11 billion in 2019
- Equinor expects 2019 production to be around the same level as 2018, and to deliver an average annual production growth of around 3% from 2019 to 2025
- Equinor expects exploration activity of around USD 1.7 billion in 2019

| | Quarters | | Change | | | | Full year | |
Q4 2018	Q3 2018	Q4 2017	Q4 on Q4	(in USD million, unless stated otherwise)		2018	2017	Change
6,745	4,597	5,182	30%	Net operating income		20,137	13,771	46%
4,387	4,843	3,956	11%	Adjusted earnings [5]		17,959	12,638	42%
3,367	1,666	2,575	31%	Net income		7,538	4,598	64%
1,537	1,988	1,307	18%	Adjusted earnings after tax [5]		6,693	4,528	48%
2,170	2,066	2,134	2%	Total equity liquids and gas production (mboe per day) [4]		2,111	2,080	1%
59.0	67.6	56.0	5%	Group average liquids price (USD/bbl) [1]		63.1	49.1	29%

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[1] Assuming USD 70 per barrel, real, including announced transactions, excluding new accounting standards and changes in future tax assets

[2] USD per boe Equinor equity production, real, assuming fixed currency

GROUP REVIEW

Fourth quarter 2018

Total equity liquids and gas production [4] was 2,170 mboe per day in the fourth quarter of 2018, up around 2% compared to 2,134 mboe per day in the fourth quarter of 2017 mainly due to portfolio changes and new wells especially in the US onshore business. New fields coming on stream added to the increase. Expected natural decline and lower flexible gas off-take partially offset the increase.

Total entitlement liquids and gas production [3] was up 3% to 2,020 mboe per day in the fourth quarter of 2018 compared to 1,962 mboe per day in the fourth quarter of 2017. The increase was due to the same elements as described above and lower effects from production sharing agreements (PSA) [4] partially offset by higher US royalties [4]. The effects from PSA and US royalties were 150 mboe per day in total in the fourth quarter of 2018 compared to 172 mboe per day in the fourth quarter of 2017.

Q4 2018	Quarters Q3 2018	Q4 2017	Change Q4 on Q4	Condensed Income statement under IFRS (unaudited, in USD million)	2018	Full year 2017	Change
22,438	19,136	17,114	31%	Total revenues and other income	79,593	61,187	30%
(9,821)	(9,486)	(8,414)	17%	Purchases [net of inventory variation]	(38,516)	(28,212)	37%
(2,701)	(2,493)	(2,433)	11%	Operating and administrative expenses	(10,286)	(9,501)	8%
(2,729)	(2,321)	(1,292)	>100%	Depreciation, amortisation and net impairment losses	(9,249)	(8,644)	7%
(442)	(239)	207	N/A	Exploration expenses	(1,405)	(1,059)	33%
6,745	4,597	5,182	30%	Net operating income	20,137	13,771	46%
3,367	1,666	2,575	31%	Net income	7,538	4,598	64%

Net operating income was USD 6,745 million in the fourth quarter of 2018, compared to USD 5,182 million in the fourth quarter of 2017. The increase was primarily due to higher market prices for both liquids and particularly gas while market volatility and sales pricing mechanisms lead to lower than expected realised liquids prices compared to Brent Blend average. The fourth quarter was also positively impacted by changes in fair value of derivatives and inventory hedge effects in addition to a net gain on sale of assets, and a dividend in excess of book value related to an equity accounted investment. The increase was partially offset by increased depreciation expenses mainly due to higher investments, higher production and net impairment reversals in previous periods, in addition to increased exploration expenses due to higher drilling activity.

In the fourth quarter of 2018, net operating income was positively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 1,192 million, the net effect of a reduction in provision of USD 682 million related to the Agbami redetermination process in Nigeria and a net gain on sale of assets of USD 546 million.

In the fourth quarter of 2017, net operating income was positively impacted by net impairment reversals of USD 1,647 million, partially offset by negative changes in the fair value of derivatives and inventory hedge effects of USD 264 million.

Q4 2018	Quarters Q3 2018	Q4 2017	Change Q4 on Q4	Adjusted earnings (in USD million)	Full year 2018	2017	Change
19,874	19,481	17,455	14%	Adjusted total revenues and other income	77,451	60,782	27%
(9,784)	(9,516)	(8,386)	17%	Adjusted purchases [6]	(38,486)	(28,247)	36%
(2,705)	(2,471)	(2,407)	12%	Adjusted operating and administrative expenses	(10,172)	(9,083)	12%
(2,582)	(2,410)	(2,433)	6%	Adjusted depreciation expenses	(9,706)	(9,699)	0%
(417)	(239)	(274)	52%	Adjusted exploration expenses	(1,128)	(1,115)	1%
4,387	4,843	3,956	11%	Adjusted earnings [5]	17,959	12,638	42%
1,537	1,988	1,307	18%	Adjusted earnings after tax [5]	6,693	4,528	48%

Adjusted operating and administrative expenses were USD 2,705 million in the fourth quarter of 2018, an increase of USD 298 million compared to the fourth quarter of 2017. The increase was mainly driven by higher operating costs due to acquired fields, increased transportation costs and higher operation and maintenance activity, partially offset by the NOK/USD exchange rate development.

Adjusted depreciation expenses were USD 2,582 million in the fourth quarter of 2018, compared to USD 2,433 million in the fourth quarter of 2017. The 6% increase was mainly related to higher investments and increased production in addition to effects from net impairment reversals in previous periods and portfolio changes. The increase was partially offset by higher proved reserve estimates on several fields.

Adjusted exploration expenses were USD 417 million in the fourth quarter of 2018, an increase of USD 143 million compared to the fourth quarter of 2017, mainly due to higher drilling costs and higher activity for both drilling and seismic. The increase was partially offset by a higher portion of exploration expenditure being capitalised this quarter.

After total adjustments[3] of net USD 2,358 million to net operating income, **Adjusted earnings** [5] were USD 4,387 million in the fourth quarter of 2018, up from USD 3,956 million in the fourth quarter of 2017.

Adjusted earnings after tax [5] were USD 1,537 million in the fourth quarter of 2018, which reflects an effective tax rate on adjusted earnings of 65.0%, compared to 67.0% in the fourth quarter of 2017. The decrease in the effective tax rate was mainly due to increased adjusted earnings in the fourth quarter of 2018 in entities with lower than average tax rates, and in entities without recognised taxes.

Cash flows provided by operating activities increased by USD 2,480 million compared to the fourth quarter of 2017. The increase was mainly due to increased cash flow from derivatives, higher liquids and gas prices and a change in working capital, partially offset by increased tax payments.

Cash flows used in investing activities increased by USD 493 million compared to the fourth quarter of 2017. The increase was mainly due to increased financial investments, partially offset by increased proceeds from the sale of assets and decreased capital expenditures.

Cash flows used in financing activities decreased by USD 2,623 million compared to the fourth quarter of 2017. The decrease was mainly due to reduced repayment of finance debt, partially offset by increased dividend paid.

Total cash flows increased by USD 4,610 million compared to the fourth quarter of 2017.

Free cash flow [5] in the fourth quarter of 2018 was USD 637 million, an increase of USD 1,011 million compared to the fourth quarter of 2017. The increase was mainly due to higher liquids and gas prices, increased proceeds from the sale of assets and decreased capital expenditures, partially offset by increased tax payments and dividends paid.

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[3] For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Full year 2018

Net operating income was USD 20,137 million in 2018 compared to USD 13,771 million in 2017. The 46% increase was primarily driven by higher liquids and gas prices and higher volumes. The increase was partially offset by lower impairment reversals compared to 2017, increased operating and administrative expenses due to higher operation and maintenance activity, increased depreciation expenses due to higher investments and production, and increased exploration expenses due to higher drilling activity.

In addition to the positive effect from a net gain on sale of assets of USD 654 million and the effect of a reduction in provision of USD 564 million, net operating income was positively impacted by changes in fair value of derivatives and inventory hedge contracts of USD 375 million, net impairment reversals of USD 315 million, and an implementation effect of USD 287 million related to a change in accounting policy for lifting imbalances. Net operating income was negatively impacted by operational storage effects of USD 132 million in 2018.

In 2017, net operating income was positively impacted by net impairment reversals of USD 1,137 million, a reversal of provisions related to our operations in Angola of USD 754 million and positive changes in the fair value of derivatives and inventory hedge contracts of USD 240 million, and negatively impacted by net losses on the sale of assets of USD 372 million.

Adjusted operating and administrative expenses were USD 10,172 million in 2018, an increase of USD 1,089 million compared to 2017. The increase was primarily due to higher operation and maintenance activity, acquired fields and increased transportation costs primarily driven by volume growth.

Adjusted depreciation expenses remained at the same level as in 2017 and were USD 9,706 million in 2018. Higher proved reserves estimate on several fields decreased the depreciation costs, offset by higher investments, effects from net impairment reversals in previous periods and increased production in the E&P International segment.

Adjusted exploration expenses increased by USD 13 million to USD 1,128 million in 2018, primarily due to higher drilling costs because of more expensive wells being drilled offset by a higher portion of exploration expenses being capitalised compared to 2017.

After total adjustments[4] of USD 2,178 million to net operating income, **Adjusted earnings** [5] were USD 17,959 million in 2018, up 42% from 2017 when adjusted earnings were USD 12,638 million.

Adjusted earnings after tax [5] were USD 6,693 million in 2018, compared to USD 4,528 million in 2017. The effective tax rate on adjusted earnings was 62.7%, compared to an effective tax rate of 64.2% for 2017. The decrease in the effective tax rate was mainly due to increased adjusted earnings in 2018 in entities without recognised taxes, partially offset by a reversal of provisions related to our operations in Angola in 2017.

Based on adjusted earnings after tax and average capital employed, calculated **return on average capital employed (ROACE)** [5] was 12.0% for the 12-month period ended 31 December 2018 and 8.2% for the 12-month period ended 31 December 2017.

Organic capital expenditures [5] amounted to USD 9.9 billion for the year ended 2018, compared to the original guidance for 2018 of USD 11 billion. Total capital expenditures were USD 15.2 billion in 2018.

Proved reserves at the end of 2018 were 6.175 billion boe, a net increase of 808 million boe compared to 5.367 billion boe at the end of 2017. The increase was mainly due to extensions and discoveries from sanctioning of new field development projects, mainly from the Troll phase 3 and the Johan Sverdrup phase 2 developments. Positive reserves revisions mainly due to continued drilling and improved oil recovery (IOR) efforts, higher prices and improved production performance, in addition to the acquisition of the Roncador field in Brazil and the increased ownership share in the Martin Linge field in Norway, contributed to the increase. The increase in reserves was partially offset by the 2018 production.

The reserve replacement ratio (RRR) was 213% in 2018 compared to 150% in 2017. The RRR measures the proved reserves added to the reserve base and includes the effects of sales and purchases, relative to the amount of oil and gas produced. The average three-year replacement ratio (including the effects of sales and purchases), was 153% at the end of 2018 compared to 99% at the end of 2017. The organic reserves replacement ratio, excluding sales and purchases was 189% compared to 148% in 2017. The organic average three-year replacement ratio, was 144% at the end of 2018.

All numbers are including equity accounted entities.

Cash flows provided by operating activities increased by USD 4,892 million compared to the full year 2017. The increase was mainly due to higher liquids and gas prices and a change in working capital, partially offset by increased tax payments.

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[4] For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Cash flows used in investing activities increased by USD 1,095 million compared to the full year 2017. The increase was mainly due to increased additions through business combinations and increased capital expenditures, partially offset by increased proceeds from the sale of assets, reduced financial investments and increased cash flow from derivatives.

Cash flows used in financing activities decreased by USD 798 million compared to the full year 2017. The decrease was mainly due to reduced repayment of finance debt and a bond issue, partially offset by increased dividends paid and increased collateral payments related to derivatives.

Total cash flows increased by USD 4,595 million compared to the full year 2017.

Free cash flow [5] for the full year of 2018 was USD 3,125 million compared to USD 3,458 million in the full year 2017. The decrease was mainly due to additions through business combinations, increased tax payments, increased capital expenditures and dividend paid, offset by higher liquids and gas prices and increased proceeds from the sale of assets. Excluding cash used in acquisitions, capital leases, other investments with significant different cash flow pattern, and proceeds from sale of assets; on an organic basis, free cash flow was more than USD 6 billion for the full year 2018.

OUTLOOK

- **Organic capital expenditures** [5] for 2019 are estimated at around USD 11 billion
- Equinor intends to continue to mature its large portfolio of exploration assets and estimates a total **exploration activity** level of around USD 1.7 billion for 2019, excluding signature bonuses
- Equinor´s ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2019 – 2025, **production growth** [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)
- **Production** [7] for 2019 is estimated to be around the 2018 level
- **Scheduled maintenance activity** is estimated to reduce quarterly production by approximately 15 mboe per day in the first quarter of 2019. In total, maintenance is estimated to reduce equity production by around 40 mboe per day for the full year of 2019

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

EXPLORATION & PRODUCTION NORWAY

Fourth quarter 2018 review

Average daily production of liquids and gas decreased by 4% to 1,317 mboe per day in the fourth quarter of 2018, compared to 1,376 mboe per day in the fourth quarter of 2017. The decrease was mainly due to expected natural decline and lower flexible gas off-take, partially offset by positive contributions from new wells and new fields.

Net operating income was USD 3,736 million in the fourth quarter of 2018 compared to USD 3,211 million in the fourth quarter of 2017. The increase was mainly due to a higher gas transfer price. High market volatility and sales pricing mechanisms lead to lower than expected realised liquid price compared to Brent Blend average. In the fourth quarter of 2018, a gain from the sale of exploration assets positively impacted net operating income by USD 490 million. In the fourth quarter of 2017, reversals of impairment of USD 268 million positively impacted net operating income, partially offset by an underlift effect of USD 69 million.

Adjusted operating and administrative expenses increased mainly due to a change in the estimate for Gassled removal cost and project ramp-up, partially offset by the NOK/USD exchange rate development. Adjusted depreciation expenses increased mainly due to effects from impairment reversals in previous periods and increased field specific investment levels, partially offset by production with no depreciation effect and increased proved reserves on several fields. Adjusted exploration expenses increased mainly due to higher drilling activity and more wells being expensed this quarter.

After total adjustments of USD 504 million, **Adjusted earnings** [5] were USD 3,232 million in the fourth quarter of 2018, increased by 8% from USD 3,004 million in the fourth quarter of 2017.

Q4 2018	Quarters Q3 2018	Q4 2017	Change Q4 on Q4	Adjusted earnings (in USD million)	2018	Full year 2017	Change
5,529	5,465	5,189	7%	Adjusted total revenues and other income	21,709	17,676	23%
(849)	(781)	(826)	3%	Adjusted operating and administrative expenses	(3,266)	(2,943)	11%
(1,272)	(1,196)	(1,245)	2%	Adjusted depreciation expenses	(4,974)	(4,779)	4%
(177)	(94)	(114)	56%	Adjusted exploration expenses	(424)	(379)	12%
3,232	3,393	3,004	8%	Adjusted earnings [5]	13,047	9,575	36%

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Full year 2018

Net operating income for Exploration & Production Norway was USD 14,406 million in 2018 compared to USD 10,485 million in 2017. The increase was primarily driven by higher liquids prices and gas transfer price, partially offset by reduced volumes.

In 2018, net operating income was positively impacted by net impairment reversals of USD 597 million, a gain from the sale of exploration assets of USD 490 million and the implementation effect of USD 216 million related to a change in accounting policy for lifting imbalances. In 2017, net impairment reversals of USD 905 million positively impacted net operating income.

Adjusted total revenues and other income increased by 23% compared to 2017, mainly due to higher liquids prices and gas transfer price, partially offset by reduced volume. Adjusted operating and administrative expenses increased mainly due to increased transportation costs and new fields coming on stream. Adjusted depreciation expenses increased mainly due to new fields coming on stream, increased field specific investment level and effects from impairment reversals, partially offset by changes in reserves. Adjusted exploration expenses increased mainly due to higher drilling costs because of more expensive wells being drilled, partially offset by a higher portion of exploration expenditure being capitalised in 2018.

After total adjustments of USD 1,359 million to net operating income, **Adjusted earnings** [5] were USD 13,047 million in 2018, up 36% from 2017 when adjusted earnings were USD 9,575 million.

EXPLORATION & PRODUCTION INTERNATIONAL

Fourth quarter 2018 review

Average daily equity production of liquids and gas increased by 13% to 854 mboe per day in the fourth quarter of 2018 compared to 757 mboe per day in the fourth quarter of 2017. The increase was primarily driven by new fields in Brazil and offshore North America, and new wells in the US onshore, partially offset by expected natural decline.

Average daily entitlement production of liquids and gas increased by 20% to 704 mboe per day in the fourth quarter of 2018 compared to 585 mboe per day in the fourth quarter of 2017. The increase was due to higher equity production, and lower effects from production sharing agreements (PSA) [4] partially offset by higher US royalties [4]. The effects from PSA and US royalties were 150 mboe per day in the fourth quarter of 2018 compared to 172 mboe per day in the fourth quarter of 2017.

Net operating income was USD 1,456 million in the fourth quarter of 2018 compared to USD 1,754 million in the fourth quarter of 2017. The decrease was mainly due to a net reversal of impairments of USD 1,331 million in the fourth quarter of 2017, and due to increased operating, administrative and depreciation expenses in the fourth quarter of 2018. This was partially offset by higher realised liquids and gas prices combined with higher entitlement production, and the net effect of a reduction in provisions related to a redetermination process in Nigeria of USD 682 million in the fourth quarter of 2018.

Adjusted operating and administrative expenses increased due to acquired fields, higher operation and maintenance activity, and increased transportation costs driven primarily by volume growth. Adjusted depreciation increased mainly due to higher production, partially offset by higher reserves estimates. Adjusted exploration expenses increased mainly due to higher drilling costs, seismic and field development activity, partially offset by a higher portion of exploration expenses being capitalised.

After total negative adjustments of USD 683 million to net operating income, **Adjusted earnings** [5] were USD 774 million in the fourth quarter of 2018, up from USD 438 million in the fourth quarter of 2017.

Q4 2018	Quarters Q3 2018	Q4 2017	Change Q4 on Q4	Adjusted earnings (in USD million)	2018	Full year 2017	Change
3,029	3,055	2,269	33%	Adjusted total revenues and other income	**11,468**	9,238	24%
(33)	11	0	>(100%)	Adjusted purchases	(26)	(7)	>100%
(788)	(822)	(587)	34%	Adjusted operating and administrative expenses	(3,013)	(2,409)	25%
(1,194)	(1,105)	(1,084)	10%	Adjusted depreciation expenses	(4,290)	(4,525)	(5%)
(239)	(145)	(160)	50%	Adjusted exploration expenses	(704)	(737)	(4%)
774	994	438	76%	Adjusted earnings [5]	**3,435**	1,559	>100%

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Full year 2018

Net operating income for E&P International was USD 3,802 million in 2018, compared to USD 1,341 million in 2017. The increase was due to improved liquids and gas prices, higher production, and the net effect of a reduction in provisions related to a redetermination process in Nigeria of USD 682 million. The increases were partially offset by higher operating and administrative expenses, and by positive effects in 2017 from the reversal of provisions related to our operations in Angola of USD 754 million. In 2018, net operating income was negatively impacted by net impairments of USD 435 million mainly related to North American assets. In 2017, net operating income was positively impacted by net reversal of impairments of USD 183 million and negatively by net losses from the sale of assets of USD 379 million.

Adjusted operating and administrative expenses increased primarily due to acquired fields, higher operation and maintenance activity, and increased royalties and transportation costs driven by volume growth and higher liquids prices. In addition, reduced provisions in 2017 related to future asset retirement costs contributed to the increase. Adjusted depreciation expenses decreased mainly due to higher reserve estimates, partially offset by higher investments and increased production. Adjusted exploration expenses decreased mainly due to a higher portion of exploration expenses being capitalised, lower expensed exploration costs capitalised in previous years, partially offset by higher drilling costs, seismic and field development activity.

After total negative adjustments of net USD 367 million to net operating income, **Adjusted earnings** [5] were USD 3,435 million in 2018, up from USD 1,559 million in 2017.

MARKETING, MIDSTREAM & PROCESSING

Fourth quarter 2018 review

Natural gas sales volumes amounted to 15.4 billion standard cubic meters (bcm) in the fourth quarter of 2018, down 0.2 bcm compared to fourth quarter of 2017. Of the total gas sales in fourth quarter of 2018, entitlement gas was 13.8 bcm, slightly down from the fourth quarter of 2017. The decrease was due to lower Norwegian continental shelf entitlement volumes, offset by an increase in US entitlement volumes.

Average invoiced European natural gas sales price [8] increased by 22% in the fourth quarter of 2018 compared to the fourth quarter of 2017 mainly due to increasing coal prices, high demand for storage injection and lower LNG supply. **Average invoiced North American piped gas sales price** [8] increased by 42% in the same period mainly due to an increase in the Henry Hub price and sales area basis.

Net operating income was USD 1,255 million in the fourth quarter of 2018 compared to USD 343 million in the fourth quarter of 2017. The increase was mainly related to unrealised derivative gains and periodisation of inventory hedging effects totalling USD 1,184 million in the fourth quarter of 2018 compared to a loss of USD 276 million in the same period of 2017. Negative operational storage effects in the fourth quarter of 2018 of USD 272 million compared to positive USD 77 million in the fourth quarter of 2017, and reduced processing margins in the fourth quarter of 2018 partially offset the increase.

Adjusted purchases [6] increased mainly due to higher prices for crude oil and gas. High market volatility and sales pricing mechanisms lead to lower than expected average liquid price compared to Brent Blend average. Adjusted operating and administrative expenses increased mainly due to increased transportation costs for liquids globally, and for gas in the US. Adjusted depreciation expenses increased slightly due to the effects from reversals of impairment in previous periods.

After total adjustments of USD 936 million to net operating income, **Adjusted earnings** [5] were USD 319 million in the fourth quarter of 2018, compared to USD 533 million in the fourth quarter of 2017. The decrease was mainly due to lower processing margins and lower liquid products trading results.

Q4 2018	Quarters Q3 2018	Q4 2017	Change Q4 on Q4	Adjusted earnings (in USD million)	2018	Full year 2017	Change
19,112	19,058	17,021	12%	Adjusted total revenues and other income	75,349	58,707	28%
(17,545)	(17,467)	(15,346)	14%	Adjusted purchases [6]	(69,164)	(52,741)	31%
(1,150)	(1,018)	(1,056)	9%	Adjusted operating and administrative expenses	(4,259)	(3,913)	9%
(98)	(92)	(86)	14%	Adjusted depreciation expenses	(370)	(304)	22%
319	481	533	(40%)	Adjusted earnings [5]	1,556	1,749	(11%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For adjustments to net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Full year 2018

Net operating income for MMP was USD 1,906 million in 2018 compared to USD 2,243 million in 2017. The decrease was mainly due to operational storage effects of negative USD 132 million compared to positive USD 94 million in 2017, lower liquids trading results and reduced processing margins in 2018 compared to 2017. The decrease was partially offset by improved LNG results, the sale of ownership share in infrastructure assets of USD 129 million in 2018 and the net change in impairment reversals of USD 107 million between the periods.

Adjusted total revenues and other income and adjusted purchases increased, primarily driven by higher prices for all products. Adjusted operating and administrative expenses increased mainly due to increased transportation costs related to gas globally and higher liquids volumes, in addition to higher operation and maintenance activity related to refineries. The development in the NOK/USD exchange rate added to the increase. Adjusted depreciation expenses increased mainly due to a new processing asset.

After total adjustments of USD 350 million, **Adjusted earnings** [5] were USD 1,556 million in 2018, a decrease of 11% from 2017 when adjusted earnings were USD 1,749 million. The decrease was mainly due to lower processing margins and lower liquids trading results. The decrease was partially offset by improved results from European and US gas, in addition to LNG sales.

CONDENSED INTERIM FINANCIAL STATEMENTS

Fourth quarter 2018

CONSOLIDATED STATEMENT OF INCOME

Q4 2018	Quarters Q3 2018	Q4 2017	(unaudited, in USD million)	Full year 2018	Full year 2017
21,722	18,989	17,110	Revenues	78,555	60,971
136	42	(3)	Net income/(loss) from equity accounted investments	291	188
580	105	7	Other income	746	27
22,438	19,136	17,114	Total revenues and other income	79,593	61,187
(9,821)	(9,486)	(8,414)	Purchases [net of inventory variation]	(38,516)	(28,212)
(2,510)	(2,306)	(2,271)	Operating expenses	(9,528)	(8,763)
(190)	(187)	(163)	Selling, general and administrative expenses	(758)	(738)
(2,729)	(2,321)	(1,292)	Depreciation, amortisation and net impairment losses	(9,249)	(8,644)
(442)	(239)	207	Exploration expenses	(1,405)	(1,059)
6,745	4,597	5,182	Net operating income/(loss)	20,137	13,771
(179)	(348)	(39)	Net financial items	(1,263)	(351)
6,566	4,249	5,144	Income/(loss) before tax	18,874	13,420
(3,200)	(2,583)	(2,568)	Income tax	(11,335)	(8,822)
3,367	1,666	2,575	Net income/(loss)	7,538	4,598
3,366	1,665	2,574	Attributable to equity holders of the company	7,535	4,590
1	0	1	Attributable to non-controlling interests	3	8
1.01	0.50	0.78	Basic earnings per share (in USD)	2.27	1.40
1.01	0.50	0.77	Diluted earnings per share (in USD)	2.27	1.40
3,329	3,329	3,298	Weighted average number of ordinary shares outstanding (in millions)	3,326	3,268

See note 9 Changes in accounting policies 2018.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q4 2018	Quarters Q3 2018	Q4 2017	(unaudited, in USD million)	2018	Full year 2017
3,367	1,666	2,575	Net income/(loss)	7,538	4,598
(132)	54	244	Actuarial gains/(losses) on defined benefit pension plans	(110)	172
26	(13)	(61)	Income tax effect on income and expenses recognised in OCI[1]	22	(38)
(106)	41	183	Items that will not be reclassified to the Consolidated statement of income	(88)	134
(1,433)	(43)	(668)	Currency translation adjustments	(1,652)	1,710
(0)	0	(15)	Net gains/(losses) from available for sale financial assets	64	(64)
6	(5)	(27)	Share of OCI from equity accounted investments	(5)	(40)
(1,426)	(48)	(711)	Items that may be subsequently reclassified to the Consolidated statement of income	(1,593)	1,607
(1,533)	(6)	(528)	Other comprehensive income/(loss)	(1,681)	1,741
1,834	1,659	2,048	Total comprehensive income/(loss)	5,857	6,339
1,833	1,659	2,047	Attributable to the equity holders of the company	5,855	6,331
1	0	1	Attributable to non-controlling interests	3	8

1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	At 31 December 2018	At 30 September 2018	At 31 December 2017
ASSETS			
Property, plant and equipment	65,262	67,384	63,637
Intangible assets	9,672	9,880	8,621
Equity accounted investments	2,863	2,801	2,551
Deferred tax assets	3,304	2,688	2,441
Pension assets	831	1,158	1,306
Derivative financial instruments	1,032	1,003	1,603
Financial investments	2,455	2,609	2,841
Prepayments and financial receivables	1,033	1,281	912
Total non-current assets	86,452	88,804	83,911
Inventories	2,144	3,449	3,398
Trade and other receivables	8,998	10,000	9,425
Derivative financial instruments	318	249	159
Financial investments	7,041	8,623	8,448
Cash and cash equivalents	7,556	4,919	4,390
Total current assets	26,056	27,239	25,820
Assets classified as held for sale	0	0	1,369
Total assets	112,508	116,043	111,100
EQUITY AND LIABILITIES			
Shareholders' equity	42,970	41,907	39,861
Non-controlling interests	19	23	24
Total equity	42,990	41,930	39,885
Finance debt	23,264	24,173	24,183
Deferred tax liabilities	8,671	8,341	7,654
Pension liabilities	3,820	3,997	3,904
Provisions	15,952	16,540	15,557
Derivative financial instruments	1,207	1,061	900
Total non-current liabilities	52,914	54,113	52,198
Trade, other payables and provisions	8,369	10,154	9,737
Current tax payable	4,654	6,189	4,057
Finance debt	2,463	1,823	4,091
Dividends payable	766	766	729
Derivative financial instruments	352	1,068	403
Total current liabilities	16,605	20,000	19,017
Total liabilities	69,519	74,113	71,214
Total equity and liabilities	112,508	116,043	111,100

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings*	Currency translation adjustments	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2016	1,156	6,607	32,573	(5,264)	0	35,072	27	35,099
Net income/(loss)			4,590			4,590	8	4,598
Other comprehensive income/(loss)			71	1,710	(40)	1,741		1,741
Total comprehensive income/(loss)								6,339
Dividends	24	1,333	(2,891)			(1,534)		(1,534)
Other equity transactions		(8)	0			(8)	(10)	(18)
At 31 December 2017	1,180	7,933	34,342	(3,554)	(40)	39,861	24	39,885
At 31 December 2017	1,180	7,933	34,342	(3,554)	(40)	39,861	24	39,885
Net income/(loss)			7,535			7,535	3	7,538
Other comprehensive income/(loss)			(24)[2]	(1,652)	(5)	(1,681)		(1,681)
Total comprehensive income/(loss)								5,857
Dividends[1]	5	333	(3,064)			(2,726)		(2,726)
Other equity transactions		(19)	0			(19)	(8)	(27)
At 31 December 2018	1,185	8,247	38,790	(5,206)	(44)	42,970	19	42,990

* Numbers previously published under Available for sale financial assets column is transferred to Retained earnings column.
1) For more information, see note 7 Dividends.
2) For more information, see note 9 Changes in accounting policies 2018.

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				Full year	
Q4 2018	Q3 2018	Q4 2017 (restated*)	(unaudited, in USD million)	2018	2017 (restated*)
6,566	4,249	5,144	Income/(loss) before tax	18,874	13,420
2,730	2,321	1,292	Depreciation, amortisation and net impairment losses	9,249	8,644
52	24	(501)	Exploration expenditures written off	357	(8)
(68)	77	(112)	(Gains) losses on foreign currency transactions and balances	166	(127)
(543)	(104)	(4)	(Gains) losses on sales of assets and businesses	(648)	395
(624)	327	137	(Increase) decrease in other items related to operating activities[2]	(526)	(884)
(859)	360	46	(Increase) decrease in net derivative financial instruments	409	19
54	45	30	Interest received	176	148
(124)	(93)	(218)	Interest paid	(441)	(622)
7,184	7,207	5,813	Cash flows provided by operating activities before taxes paid and working capital items	27,615	20,985
(3,681)	(1,887)	(2,462)	Taxes paid	(9,010)	(5,766)
697	98	(1,630)	(Increase) decrease in working capital	1,090	(417)
4,200	5,417	1,720	Cash flows provided by operating activities	19,694	14,802
(0)	0	0	Additions through business combinations[3]	(3,557)	0
(2,990)	(3,073)	(3,398)	Capital expenditures and investments	(11,367)	(10,755)
1,345	(2,756)	3,211	(Increase) decrease in financial investments	1,358	592
67	117	(61)	(Increase) decrease in derivatives financial instruments	238	(439)
264	21	42	(Increase) decrease in other items interest bearing	343	79
620	135	4	Proceeds from sale of assets and businesses	1,773	406
(694)	(5,557)	(201)	Cash flows used in investing activities	(11,212)	(10,117)
(0)	998	0	New finance debt	998	0
(756)	(8)	(3,507)	Repayment of finance debt	(2,875)	(4,775)
(760)	(765)	(373)	Dividend paid	(2,672)	(1,491)
720	(1,420)	461	Net current finance debt and other	(476)	444
(796)	(1,195)	(3,419)	Cash flows provided by (used in) financing activities	(5,024)	(5,822)
2,710	(1,335)	(1,900)	Net increase (decrease) in cash and cash equivalents	3,458	(1,137)
(73)	247	(40)	Effect of exchange rate changes on cash and cash equivalents	(292)	436
4,919	6,006	6,330	Cash and cash equivalents at the beginning of the period (net of overdraft)	4,390	5,090
7,556	4,919	4,390	Cash and cash equivalents at the end of the period (net of overdraft)[1]	7,556	4,390

*   Related to a change in accounting policies, see note 9 Changes in accounting policies 2018 for more information.

1)   At 31 December 2018 and at 31 December 2017 cash and cash equivalents net overdraft were zero.

2)   The reversal of the provision related to profit oil and interest expenses relate to Block 4, Block 15, Block 17 and Block 31 offshore Angola of USD 1,073 million in the second quarter of 2017 had no cash effect and was excluded from Cash flow provided by operating activities.

3)   Related to capital expenditures on the acquisition of interests in the Roncador field in Brazil, and the Martin Linge field and Garantiana discovery on the NCS, see note 3 Acquisitions and disposals for further information.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Equinor ASA, originally Den Norske Stats Oljeselskap AS and subsequently Statoil ASA, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil ASA changed its name to Equinor ASA following approval of the name change by the company's annual general meeting on 15 May 2018.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS (previously named Statoil Petroleum AS), a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the fourth quarter of 2018 were authorised for issue by the board of directors on 5 February 2019.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2017.

With effect from 1 January 2018, Equinor implemented IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. As of the same date, Equinor voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies, as well as its policy for presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the statement of cash flows. Reference is made to note 9 Changes in accounting policies 2018 for further information about these policy changes.

There have been no other changes to significant accounting policies in the four quarters of 2018 compared to the Consolidated annual financial statements for 2017.

IFRS 16 Leases will be implemented by Equinor on 1 January 2019. Reference is made to Note 10 IFRS 16 Leases for further information about the new standard and the expected implementation impact of the standard.

The issue of which method is the most appropriate for reflecting revenues related to lifting imbalances, and how to recognise revenue from the production of oil and gas properties in which an entity shares an interest with other companies, has been the subject of discussions in the IFRS Interpretations Committee (IFRIC) during the last months of 2018. No final decision has yet been made by the IASB in the matter. As stated above and explained in Note 9 Change in accounting policies 2018 in the section Change in accounting for lifting imbalances, Equinor in 2018 voluntarily changed its accounting policy from previously recognising revenue on the basis of volumes lifted and sold to customers during the period (the sales method) to instead recognising revenue based on Equinor's ownership in producing fields. Based on the IFRIC discussions to date, Equinor has decided to return to the sales method. This change in policy will be implemented on 1 January 2019 and the impact on Equinor's equity upon implementation is expected to be immaterial.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Equinor's operations are managed through the following business areas: Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB). With effect from the third quarter 2018 DPB is a new business area and former Development & Production USA (DPUSA) is included in DPI. These changes have no effect on the reporting segments.

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The business areas DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The business areas NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these areas. The majority of costs within the business areas GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the fourth quarter of 2018 and 2017 is presented below. The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Fourth quarter 2018 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	488	1,573	20,228	14	0	22,302
Revenues inter-segment	5,589	2,299	87	0	(7,976)	0
Net income/(loss) from equity accounted investments	(41)	6	5	165	0	136
Total revenues and other income	6,036	3,877	20,320	180	(7,976)	22,438
Purchases [net of inventory variation]	1	(33)	(17,817)	(0)	8,029	(9,821)
Operating, selling, general and administrative expenses	(852)	(781)	(1,150)	(98)	182	(2,701)
Depreciation, amortisation and net impairment losses	(1,272)	(1,342)	(98)	(18)	0	(2,729)
Exploration expenses	(177)	(264)	0	0	(0)	(442)
Net operating income/(loss)	3,736	1,456	1,255	63	235	6,745
Additions to PP&E, intangibles and equity accounted investments	1,442	1,141	75	205	0	2,862

Fourth quarter 2017 (In USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	32	336	16,689	61	0	17,117
Revenues inter-segment	5,064	1,970	39	0	(7,073)	0
Net income/(loss) from equity accounted investments	(14)	6	17	(12)	0	(3)
Total revenues and other income	5,082	2,311	16,744	50	(7,073)	17,114
Purchases [net of inventory variation]	(0)	0	(15,269)	(0)	6,855	(8,414)
Operating, selling, general and administrative expenses	(780)	(620)	(1,095)	(51)	112	(2,433)
Depreciation, amortisation and net impairment losses	(977)	(259)	(38)	(18)	0	(1,292)
Exploration expenses	(114)	321	0	(0)	0	207
Net operating income/(loss)	3,211	1,754	343	(20)	(105)	5,182
Additions to PP&E, intangibles and equity accounted investments	1,163	2,239	103	223	0	3,728

Full year 2018 (In USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	588	3,181	75,487	45	0	79,301
Revenues inter-segment	21,877	9,186	291	2	(31,355)	0
Net income/(loss) from equity accounted investments	10	31	16	234	0	291
Total revenues and other income	22,475	12,399	75,794	280	(31,355)	79,593
Purchases [net of inventory variation]	2	(26)	(69,296)	(0)	30,805	(38,516)
Operating, selling, general and administrative expenses	(3,270)	(3,006)	(4,377)	(288)	653	(10,286)
Depreciation, amortisation and net impairment losses	(4,370)	(4,592)	(215)	(72)	0	(9,249)
Exploration expenses	(431)	(973)	0	0	0	(1,405)
Net operating income/(loss)	14,406	3,802	1,906	(79)	103	20,137
Additions to PP&E, intangibles and equity accounted investments	6,947	7,403	331	519	0	15,201
Balance sheet information						
Equity accounted investments	1,102	296	92	1,373	0	2,863
Non-current segment assets	30,762	38,672	5,148	353	0	74,934
Non-current assets, not allocated to segments						8,655
Total non-current assets						86,452

Full year 2017 (in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	(23)	1,984	58,935	102	0	60,999
Revenues inter-segment	17,586	7,249	83	1	(24,919)	0
Net income/(loss) from equity accounted investments	129	22	53	(16)	0	188
Total revenues and other income	17,692	9,256	59,071	87	(24,919)	61,187
Purchases [net of inventory variation]	0	(7)	(52,647)	(0)	24,442	(28,212)
Operating, selling, general and administrative expenses	(2,954)	(2,804)	(3,925)	(235)	418	(9,501)
Depreciation, amortisation and net impairment losses	(3,874)	(4,423)	(256)	(91)	(0)	(8,644)
Exploration expenses	(379)	(681)	0	0	(0)	(1,059)
Net operating income/(loss)	10,485	1,341	2,243	(239)	(59)	13,771
Additions to PP&E, intangibles and equity accounted investments	4,869	5,063	320	543	0	10,795
Balance sheet information						
Equity accounted investments	1,133	234	134	1,050	0	2,551
Non-current segment assets	30,278	36,453	5,137	390	0	72,258
Non-current assets, not allocated to segments						9,102
Total non-current assets						83,911

In the fourth quarter of 2018 the E&P International segment was impacted by a net release of a provision, combined with the effect of volumes lifted as of 31 December 2018, related to the redetermination process for the Agbami field in Nigeria. The effect on net operating income was USD 646 million. See note 8 Provisions, commitments, contingent liabilities and contingent assets.

Net income from equity accounted investments in the Other segment was impacted by a dividend of USD 137 million in excess of the carrying value of the investment.

In the fourth quarter of 2018 Equinor recognised net impairment of USD 36 million which was classified as Exploration expenses mainly in the E&P International segment.

For information regarding implementation of IFRS 15 and change of accounting policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies, see note 9 Changes in accounting policies 2018.

For information regarding acquisition of interests, see note 3 Acquisitions and disposals.

Revenues from contract with customers by geographical areas

When attributing the line item revenues third party, other revenue and other income to the country of the legal entity executing the sale for the full year of 2018, Norway constitutes 75% and the US constitutes 18% of such revenues.

Non-current assets by country

(In USD million)	At 31 December 2018	At 30 2018	At 31 December 2017
Norway	**34,952**	37,012	34,588
USA	**19,409**	19,420	19,267
Brazil	**7,861**	7,715	4,584
UK	**4,588**	4,543	4,222
Angola	**1,874**	2,111	2,888
Canada	**1,546**	1,606	1,715
Azerbaijan	**1,452**	1,452	1,472
Algeria	**986**	1,076	1,114
Other countries	**5,128**	5,130	4,958
Total non-current assets[1]	**77,797**	80,065	74,809

1) Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Acquisition of offshore wind lease in USA
In the fourth quarter Equinor submitted a winning bid of USD 135 million for lease OCS-A 0520, during the online offshore wind auction, where Equinor has been declared the provisional winner of one of three leases in an area offshore the Commonwealth of Massachusetts. Upon completion, which is subject to governmental approval, the acquisition will be recognised in the Other segment in the first half of 2019.

Swap of the interests in the Norwegian Sea and the North Sea region of the Norwegian continental shelf (NCS)
In the fourth quarter Equinor and Faroe Petroleum have agreed a number of transactions in the Norwegian Sea and the North Sea region of the Norwegian continental shelf (NCS). These transactions are considered a balanced swap when it comes to value with no cash consideration. The effective dates of the transactions are 1 January 2019 with closing subject to governmental approval. Upon closing, which is expected within the first half of 2019, the transactions will be recognised in the Exploration & Production Norway (E&P Norway) segment.

Acquisition of interest in Rosebank project in UK
In the fourth quarter Equinor signed an agreement to acquire Chevron's 40% operated interest in the Rosebank project, one of the largest undeveloped fields on the UK continental shelf. The other partners in the field are Suncor Energy (40%) and Siccar Point Energy (20%). The transaction was closed in January 2019 and will be recognised in the Exploration & Production International (E&P International) segment.

Divestment of the interests in the discoveries on the NCS shelf
In the fourth quarter Equinor closed an agreement with Aker BP to sell its 77.8% operated interest in the King Lear discovery on the NCS shelf for a total consideration of USD 250 million and an agreement with PGNiG to sell its non-operated interests in the Tommeliten discovery on the NCS for a total consideration of USD 220 million. A gain of USD 449 million has been presented in the line item other income in the Consolidated statement of income in the E&P Norway segment. The transaction was tax exempt under the Norwegian petroleum tax legislation.

Acquisition of 100% shares in Danske Commodities
In the third quarter of 2018 Equinor has entered into an agreement to buy 100% of the shares in a Danish energy trading company Danske Commodities (DC) for a consideration of EUR 400 million, which will be adjusted for certain net cash and net working capital positions at closing. In addition, some smaller contingent payments depending on DC's performance have been agreed. The transaction was closed in January 2019. Upon closing of the transaction, the assets and liabilities related to the acquired business will be reflected according to IFRS 3 Business Combinations. The transaction will be accounted for in the Marketing, Midstream & Processing (MMP) segment and will result in goodwill reflecting the expected synergies on the acquisition. At this stage, both the purchase price and the purchase price allocation are preliminary.

Acquisition and divestment of operated interest in Carcara field in Brazil
In the third quarter of 2018 Equinor and Barra Energia ("Barra") signed an agreement to acquire Barra's 10% interest in the BM-S-8 licence in Brazil's Santos basin. Upon closing, Equinor intends to sell down 3.5% to ExxonMobil and 3% to Galp, so fully aligning interests across BM-S-8 and Carcará North. The total consideration for Barra's 10% interest is USD 379 million, the same as for Equinor's earlier

transaction in BM-S-8 with Queiroz Galvão Exploração e Produção (QGEP) in July 2017. Closing is subject to customary conditions, including partner and government approval and is expected within a year.

In the second quarter of 2018 Equinor completed the divestment of 39.5% of its 76% interest in BM-S-8, agreed in October 2017. 36.5% interest was divested to ExxonMobil and 3% to Galp for a total consideration of USD 1,493 million. The transaction is accounted for in the E&P International segment with no impact on the Consolidated statement of income. The cash proceeds from the sale were USD 1,016 million and the divested assets were previously presented as Assets classified as held for sale.

Acquisition of interest in Roncador field in Brazil
In the second quarter of 2018 Equinor closed an agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. Equinor paid Petrobras a cash consideration of USD 2,133 million, in addition to recognising a liability for contingent consideration of USD 392 million. The assets and liabilities related to the acquired portion of Roncador have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor's property, plant and equipment of USD 2,550 million, intangible assets of USD 392 million and an increase in provisions of USD 808 million, the values include measurement period adjustment reflecting the new information received in the fourth quarter 2018. At this stage, both the purchase price and the purchase price allocation are preliminary. The partners have joint control and Equinor will account for its interest on a pro-rata basis. The transaction has been accounted for in the E&P International segment.

Acquisition of Cobalt's North Platte interest in the Gulf of Mexico
In the first quarter of 2018 Equinor's co-bid with Total in the bankruptcy auction for Cobalt's interest in the North Platte discovery was successful with an aggregate bid of USD 339 million. The transaction was closed in April 2018. Upon closing, Total as operator owns 60% of North Platte and Equinor owns the remaining 40%. The value of the acquired exploration assets has been recognised in the E&P International segment for an amount of USD 246 million as intangible assets. Additionally, the transaction includes a contingent consideration up to USD 20 million.

Acquisition of interests in Martin Linge field and Garantiana discovery
In the first quarter of 2018 Equinor and Total closed an agreement to acquire Total's equity stakes in the Martin Linge field (51%) and the Garantiana discovery (40%) on the NCS. Through this transaction Equinor increased the ownership share in the Martin Linge field from 19% to 70%. Equinor has paid Total a consideration of USD 1,541 million and has taken over the operatorships. The assets and liabilities related to the acquired portion of Martin Linge and Garantiana have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor's property, plant and equipment of USD 1,418 million, intangible assets of USD 116 million, goodwill of USD 265 million, deferred tax liabilities of USD 265 million and other assets of USD 7 million. The partners have joint control and Equinor continues to account for its interest on a pro-rata basis using Equinor's new ownership share. The transaction has been accounted for in E&P Norway segment.

4 Financial items

Q4 2018	Quarters Q3 2018	Q4 2017	(in USD million)	Full year 2018	2017
68	(77)	112	Gains (losses) on net foreign exchange	(166)	126
39	97	112	Interest income and other financial items	283	487
(12)	(109)	73	Gains (losses) on derivative financial instruments	(341)	(61)
(274)	(259)	(336)	Interest and other finance expenses	(1,040)	(903)
(179)	(348)	(39)	Net financial items	(1,263)	(351)

The line item Interest income and other financial items includes expenses of USD 64 million in the full year 2018 related to implementation of IFRS 9. See note 9 Changes in accounting policies 2018.

The line item Interest and other finance expenses includes an income of USD 319 million in the full year 2017 related to a release of a provision. See note 23 Other commitments, contingent liabilities and contingent assets in Equinor's 2017 Annual Report and Form 20-F.

Equinor has a US Commercial paper program available with a limit of USD 5 billion of which USD 842 million has been utilised as of 31 December 2018.

In 2018 Equinor issued a USD 1 billion bond with 10 years maturity. The bond was issued in USD and is fully and unconditionally guaranteed by Equinor Energy AS.

5 Income taxes

Q4 2018	Quarters Q3 2018	Q4 2017	(in USD million)	Full year 2018	Full year 2017
6,566	4,249	5,144	Income/(loss) before tax	18,874	13,420
(3,200)	(2,583)	(2,568)	Income tax expense	(11,335)	(8,822)
48.7%	60.8%	49.9%	Effective tax rate	60.1%	65.7%

The tax rate for the fourth quarter of 2018 and for the full year 2018 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets, and tax exempted divestment of interest at the Norwegian continental shelf as described in note 3 Acquisitions and disposals. The tax rate was also influenced by recognition of previously unrecognised deferred tax assets of USD 560 million in the fourth quarter of 2018 and USD 910 million for the full year 2018 reflected in the E&P International segment.

The tax rate for the fourth quarter of 2017 was primarily influenced by reversal of impairments recognised in countries with unrecognised deferred tax assets.

The tax rate for the full year 2017 was primarily influenced by the agreement with the Angolan Ministry of Finance related to Equinor's participation in several blocks offshore Angola.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2017	63,637	8,621
Additions through business combinations	3,968	773
Additions	9,021	1,302
Transfers	161	(161)
Disposals and reclassifications	96	(367)
Expensed exploration expenditures and impairment losses	-	(357)
Depreciation, amortisation and net impairment losses	(9,236)	(13)
Effect of foreign currency translation adjustments	(2,384)	(127)
Balance at 31 December 2018	65,262	9,672

Equinor's Block 2 Exploration License in Tanzania was formally due to expire in June 2018, but based on communication with the applicable Tanzanian authorities, continues to be in operation while the process related to the grant of a new exploration licence to the existing licensees for the block is ongoing. The Block 2 asset remains capitalised within Intangible assets in the E&P International segment as of 31 December 2018.

Impairments/reversal of impairments
For information on impairment losses and reversals per reporting segment see note 2 Segments.

Full year 2018 (in USD million)	Property, plant and equipment	Intangible assets	Total
Producing and development assets	(604)	237	(367)
Acquisition costs related to oil and gas prospects	-	52	52
Total net impairment losses (reversals) recognised	(604)	289	(315)

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

7 Dividends

A dividend of USD 0.23 per share was approved for the second quarter of 2018 and paid in the fourth quarter of 2018. For the third quarter of 2018 a dividend of USD 0.23 will be paid around 28 February 2019. The Equinor share will trade ex-dividend 19 February on Oslo Børs (OSE) and on New York Stock Exchange (NYSE). Record date will be 20 February.

On 5 February 2019 the board of directors proposed to declare a dividend for the fourth quarter of 2018 of USD 0.26 per share (subject to approval by the AGM). The Equinor share will trade ex-dividend 16 May 2019 on OSE and 17 May 2019 for ADR holders on NYSE. Record date will be 20 May 2019 on OSE and NYSE. Payment date will be around 29 May 2019.

Dividends	Q4 2018	Full year 2018	Q4 2017	Full year 2017
Dividends paid in cash (in USD million)	760	2,672	373	1,491
USD per share or ADS	0.2300	0.9101	0.2201	0.8804
NOK per share	1.9632	7.4907	1.7953	7.2615
Scrip dividends (in USD million)	0	338	340	1,357
Number of shares issued (in million)	0.0	15.5	17.5	78.1
Total dividends	760	3,010	713	2,848

8 Provisions, commitments, contingent liabilities and contingent assets

Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field. In October 2015, Equinor received the Expert's final ruling which implied a reduction of 5.17 percentage points in Equinor's equity interest in the field. Equinor had previously initiated arbitration proceedings to set aside interim decisions made by the Expert, but this was declined by the arbitration tribunal in its November 2015 judgment. Equinor proceeded to the Court of Appeal to have the arbitration award set aside, but the appeal was dismissed in the fourth quarter of 2018. Equinor is currently considering an appeal of this ruling to the Supreme Court. In 2016 Equinor also initiated arbitration to set aside the Expert's final ruling. The award in this arbitration was delivered in the second quarter of 2018, dismissing Equinor's claim. At the time of the arbitration award, there was no impact on Equinor's accounting for the Agbami redetermination, as the outcome had been provided for in line with the Expert's ruling.

In 2018, Equinor also explored the possibility of an out-of-court settlement of the redetermination dispute. A non-binding agreement has been reached during the fourth quarter of 2018. Equinor's best estimate related to the redetermination has changed, and the provision net of tax has been reduced by USD 349 million in the fourth quarter. The reversal of the provision has been recognised in the Consolidated statement of income, combined with the effect of volumes lifted as of 31 December 2018, mainly through an increase in other revenue of USD 774 million, increase in depreciation, amortisation and net impairment losses of USD 143 million, and increased tax cost of USD 297 million.

As of 31 December 2018, Equinor's remaining provision net of tax related to the Agbami redetermination amounts to USD 854 million. The provision is reflected within Non-current provisions in the Consolidated balance sheet.

On 28 February 2018, Equinor received a notice of deviation from Norwegian tax authorities related to an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime, increasing the maximum exposure in this matter to approximately USD 500 million. Equinor provided for its best estimate in the matter.

Some long-term gas sales agreements contain price review clauses, which in certain cases lead to claims subject to arbitration. The range of exposure related to ongoing arbitration broadened in the second quarter of 2018, and the exposure for Equinor has been estimated to an amount equivalent to approximately USD 1.2 billion for gas delivered prior to year-end 2018. Based on Equinor's assessment, no provision is included in the Consolidated financial statements at year-end 2018. Price review arbitration related changes in provisions throughout 2018 are immaterial and have been reflected in the Consolidated statement of income as adjustments to revenue from contracts with customers.

In March 2016 Equinor Energy AS, acting on behalf of the Troll field partners, terminated a long-term contract for the drilling rig COSL Innovator. The termination was disputed in court by the rig owner COSL Offshore Management AS (COSL). Equinor's share of the total exposure, based on COSL's original claim, has been estimated to be approximately USD 200 million excluding penalty interest. In May 2018, the court of first instance (Oslo District Court) ruled that while the contract could be cancelled according to the applicable clauses of the contract and with payment of the appropriate cancellation charge, the contract had not been validly terminated. In June 2018 both parties appealed the verdict to the court of appeal. Oslo District Court's ruling is consequently not final. Equinor intends to defend its own and the Troll partners' position and considers it to be more likely than not that the final verdict will conclude that the termination of the rig contract was valid under its terms. No provision related to the dispute is included in Equinor's accounts as of 31 December 2018.

In October 2018, Supreme Court of Nigeria rendered a judgement in a dispute between the Federal Government of Nigeria and the Governments of Rivers, Bayelsa and Akwa Ibom States in favour of the latter. The Supreme Court judgement provides for potential retroactive adjustment of certain production sharing contracts in favour of the Federal Government, including OML 128 (Agbami) where Equinor has 53,85% equity interest. Equinor sees no merit to the case. No provision has been made for this matter.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 Changes in accounting policies 2018

With effect from 1 January 2018, Equinor has implemented IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. As of the same date, Equinor has voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies, as well as its policy for presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the statement of cash flows.

Information about each accounting policy change is available in the following. For certain tables as listed below, reference is however made to note 9 of Equinor's first quarter 2018 Condensed interim financial statements;

- IFRS 9: Table showing the financial assets at 1 January 2018 by category, according to previous requirements and according to IFRS 9, with differences in carrying amounts noted.
- Change in Cash flow presentation – restatement of comparative periods: Tables showing originally reported and restated amounts for the full years 2017 and 2016, and for the four quarters of 2017.

IFRS 9 Financial Instruments
IFRS 9 replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 has been implemented retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application. The implementation impact of IFRS 9 is immaterial, and Equinor's equity as at January 2018 have consequently not been adjusted upon adoption of the standard. In accordance with the IFRS 9's transitional provisions, comparative figures have not been restated.

There are no changes related to classification of Equinor's liabilities following the implementation of IFRS 9.

Portions of Equinor's cash equivalents and current financial investments tied to liquidity management, which under IAS 39 was classified as held for trading and reflected at fair value through profit and loss, are under IFRS 9 to be measured at amortised cost, based on an evaluation of the contractual terms and the business model applied. The impact of the change is immaterial.

For certain financial assets previously classified as Available for sale (AFS), changes in fair value which under IAS 39 was reflected in OCI, are reflected in profit and loss under IFRS 9. As a result, fair value loss of USD 64 million that had been accumulated in the available-for-sale financial assets reserve were expensed in the statement of income as an implementation effect.

No significant changes were made for Equinor's expected loss recognition process to satisfy IFRS 9's financial asset impairment requirements. Credit risk related to financial assets measured at amortised cost is immaterial.

IFRS 15 Revenue from Contracts with Customers
IFRS 15 covers the recognition of revenue in the financial statements and related disclosure, and has replaced existing revenue recognition guidance, including IAS 18 Revenue. Equinor has implemented IFRS 15 retrospectively, with the cumulative effect recognised at the date of initial application. The impact on Equinor's equity was immaterial. As allowed by the standard, prior periods have not been

restated. Total revenues and other income in the Consolidated statement of income has not been impacted materially by the implementation of IFRS 15.

IFRS 15 requires identification of the performance obligations for the transfer of goods and services in each contract with customers. Revenue is recognised upon satisfaction of the performance obligations for the amounts that reflect the consideration to which Equinor expects to be entitled in exchange for those goods and services. Under IFRS 15, revenue from the sale of crude oil, natural gas, petroleum products and other merchandise is recognised when a customer obtains control of those products, which normally is when title passes at point of delivery, based on the contractual terms of the agreements. Each such sale normally represents a single performance obligation. In the case of natural gas, sales are completed over time in line with the delivery of the actual physical quantities.

The accounting for Equinor's sale of the SDFI's natural gas and crude oil under IFRS 15 has not led to changes compared to the practice under IAS 18.

With effect from 1 January 2018, Equinor has presented 'Revenue from contracts with customers' and 'Other revenue' (USD 19.9 billion and USD 1.8 billion in the fourth quarter of 2018, and USD 77.7 billion and USD 0.8 billion for the year 2018) as a single caption, Revenues, in the Consolidated statement of income. The impact of commodity-based derivatives within Other revenue increased Revenues with USD 1.4 billion in the fourth quarter of 2018, and decreased Revenues with USD 0.2 billion for the year 2018. In addition to the impact of commodity-based derivatives connected with sales contracts or revenue-related risk management, 'Other revenue' mainly includes taxes paid in kind under certain production sharing agreements (PSAs) and adjustments for imbalances between oil and gas production and sales. These items represent a form of revenue, or are closely connected to revenue transactions. In addition, the impact of certain commodity-based earn-out and contingent consideration agreements are now presented under 'Other income'. These elements were previously presented within Revenues.

Change in accounting for lifting imbalances

Equinor voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies. Prior to 2018, Equinor recognised revenue on the basis of volumes lifted and sold to customers during the period (the sales method). Under the new method, during 2018 Equinor recognises revenues according to Equinor's ownership in producing fields, where the accounting for the imbalances is presented as Other revenue. This voluntary change in policy has been made because it better reflects Equinor's operational performance, and at the time of the decision also increased comparability with the financial reporting of Equinor's peers. The change in policy affects the timing of revenue recognition from oil and gas production; however, the implementation impact recognised in the first quarter of 2018 was immaterial. Equinor's equity as at 1 January 2018 has consequently not been adjusted upon the change in policy, and comparative figures have not been restated. For information on the method to be applied by Equinor in accounting for lifting imbalances as of 1 January 2019, reference is made to Note 1 Organisation and basis of preparation.

Change in Cash flow presentation – restatement of comparative periods

Equinor has changed its presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the Consolidated statement of cash flows. The presentation was changed to better reflect the cash impact of the different items within operating, investing and financing activities. The changes impact the classification of cash flow items within cash flows provided by operating activities and reclassification of cash flow elements relating to foreign exchange derivatives from operating activities to investing and financing activities.

Changes to classification of foreign currency derivatives

Equinor applies foreign currency derivatives to hedge currency exposure related to financial investments and long-term debt in foreign currencies. Cash receipts and payments related to these derivatives have previously been classified as an operating cash flow together with cash flows from other derivative positions. To better align the cash receipt and payments from foreign currency derivatives with the cash flows related to the underlying hedged items, the cash receipts and payments from these derivatives have been reclassified from an operating cash flow to an investing or financing cash flow depending on the nature of the hedged item.

Changes to classification of non-cash currency effects

Non-cash currency exchange gains and losses and currency translation effects previously presented as part of the individual line items within Cash flows provided by operating activities have been reclassified into the line item gain/loss on foreign currency transactions and balances. This to better distinguish changes in items relating to operating activities, i.e. decrease/increase in working capital, from the balance sheet impact of non-cash currency effects.

Changes to classification related to working capital items

Certain items that previously have been presented as part of change in working capital have been reclassified to other items related to operating activities if the nature of the item is non-cash provisions.

10 IFRS 16 Leases

IFRS 16 Leases, which will be implemented by Equinor on 1 January 2019, covers the recognition of leases and related disclosure in the financial statements, and will replace IAS 17 Leases. The new standard defines a lease as a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In the financial statement of lessees, IFRS 16 requires recognition in the balance sheet for each contract that meets its definition of a lease as right-of-use (RoU) asset and lease liability, while lease payments are to be reflected as interest expense and a reduction of lease liabilities. The right-of-use assets are to be depreciated over the shorter of each contract's term and the assets' useful life. IFRS 16 will also lead to changes in the classification of lease-related payments in the statement of cash flows, where the portion of lease payments representing down-payments of lease liabilities will be classified as cash flows used in financing activities.

The standard implies a significant change in lessees' accounting for leases currently defined as operating leases under IAS 17.

Equinor is for the most part a lessee in applying lease accounting, and the descriptions below consequently reflect lessee accounting. However, in certain instances, particularly as relates to Equinor's role as operator in unincorporated joint operations (licenses), lessor accounting is applied.

Upon implementation of IFRS 16, the following main implementation and application policy choices have been made by Equinor;

IFRS 16 transition choices
- IFRS 16 will be implemented retrospectively with the cumulative effect of initially recognising the standard as an adjustment to retained earnings at the date of initial application, and without restatement of prior periods' reported figures ("the modified retrospective method")
- Contracts already classified either as leases under IAS 17 or as non-lease service arrangements will maintain their respective classifications upon the implementation of IFRS 16 ("grandfathering of contracts")
- Leases for which the lease term ends within 12 months of 1 January 2019 will not be reflected as leases under IFRS 16
- Right-of-use assets will for most contracts initially be reflected at an amount equal to the corresponding lease liability. Any existing onerous contract provisions related to leases will reduce the value of the corresponding RoU asset to be recognized

IFRS 16 policy application choices
- Short term leases (12 months or less) and leases of low value assets will not be reflected in the balance sheet but will be expensed or (if appropriate) capitalised as incurred, depending on the activity in which the leased asset is used
- Non-lease components within lease contracts will be accounted for separately for all underlying classes of assets and reflected in the relevant expense category or (if appropriate) capitalised as incurred, depending on the activity involved

Significant accounting interpretations and judgments related to the IFRS 16 application
IFRS 16 in general, as well as the policy application choices made, involve several accounting interpretations and application of judgement which will impact Equinor's Consolidated financial statements. The accounting issues and interpretations which will most significantly affect the implementation of IFRS 16 in Equinor are summarised below.

Distinguishing operators and joint operations as lessees, including sublease considerations
The most significant accounting judgment in Equinor's application of IFRS 16 has been and remains distinguishing between the joint operation (licenses) or the operator as the relevant lessee in upstream activity lease contracts, and consequently whether such contracts are to be reflected gross (100%) in the operator's financial statements, or according to each joint operation partner's proportionate share of the lease.

In the oil and gas industry, where activity frequently is carried out through joint arrangements or similar arrangements, the application of IFRS 16 requires evaluations of whether the joint arrangement or its operator is the lessee in each lease agreement.

In many cases where an operator is the sole signatory to a lease contract of an asset to be used in the activities of a specific joint operation, the operator does so implicitly or explicitly on behalf of the joint arrangement. In certain jurisdictions, and importantly for Equinor this includes the Norwegian continental shelf (NCS), the concessions granted by the authorities establish both a right and an obligation for the operator to enter into necessary agreements in the name of the joint operations (licenses). As is the customary norm in upstream activities operated through joint arrangements, the operator will manage the lease, pay the lessor, and subsequently re-bill the partners for their share of the lease costs. In each such instance, it is necessary to determine:
- Whether the operator is the sole lessee in the external lease arrangement, and if so, whether the billings to partners may represent sub-leases, or;
- Whether it is in fact the joint arrangement which is the lessee, with each participant accounting for its proportionate share of the lease

Depending on facts and circumstances in each case, the conclusions reached may vary between contracts and legal jurisdictions.

In summary, Equinor expects to recognise lease liabilities based on the principles described below. In the following, the term "license" references non-incorporated joint operations and similar arrangements;

Leases to be recognised by Equinor as the operator of a license

Where all partners in a license are considered to share the primary responsibility for lease payments under a contract, the related lease liability and RoU asset will be recognised net by Equinor, on the basis of Equinor's participation interest in the license. Such instances include contracts where all license partners have co-signed a lease contract, or when Equinor as the operator of the license has been given a legally binding mandate to sign the external lease contract on behalf of the license partners, provided that this mandate makes all license participants primary liable for the external lease liability.

Equinor will recognise a lease liability on a gross (100%) basis when it is considered to have the primary responsibility for the full external lease payments. When a financial sublease is considered to exist between Equinor and a license, Equinor will derecognise a portion of the RoU asset equal to the non-operators' interests in the lease, and instead recognise a corresponding financial lease receivable. A financial sublease will typically exist where Equinor enters into a contract in its own name, where it has the primary responsibility for the external lease payments, where the leased asset is to be used on one specific license, and where the costs and risks related to the use of this asset are carried by that specific license.

Where Equinor reports its lease liabilities on a gross basis, due to being considered the primary responsible for the external lease payment, and where the use of the leased asset on a license is not considered a financial sublease, Equinor will recognise the related RoU asset on a gross basis. Lease payments recovered by Equinor from its license partners based on their proportionate shares of the lease will be recognised as other revenues. Such expenses have under the previous lease accounting rules been reflected net by Equinor, on the basis of Equinor's net participation interest in the license. Expenses which are not included in a recognised lease obligation, such as payments for short term leases, non-lease components and variable lease payments, will continue to be reported net in Equinor's statement of income, on the basis of Equinor's net participation interest.

Leases to be recognised by Equinor as a non-operator of a license

As a license participant, but non-operator, of an oil and gas license, Equinor will recognise its proportionate share of a lease when Equinor is considered to share the primary responsibility for a license committed lease liability. This includes contracts where Equinor has co-signed a lease contract, or contracts for which the operator has been given a legally binding mandate to sign the external lease contract on behalf of the license partners.

Equinor will also recognise its proportionate share when a lease contract is entered by the operator of a license, and where the operator's use of the leased asset represents a sublease from the operator to the license. A sublease is considered to take place in situations where the operator agrees with its license partners that an identified asset is committed to be used solely in the operations of the specific license for a specified period of time, and where the use of the asset is deemed to be controlled jointly by the license partnership.

Reporting of rig sharing arrangements

As a significant operator on the NCS, Equinor might sign lease contracts on behalf of one or more individual licenses which have committed to use the leased rig for specific periods of time. A rig sharing arrangement will determine where and when the rig will be used throughout the contract period. When a license is considered a lessee in a rig sharing arrangement, the license is considered a lessee for its respective portion of the full lease period. Accordingly, Equinor will account for these lease contracts from a license perspective, both with regards to considering when to use the short-term exemption from IFRS 16's requirements, and when determining the commencement of the lease.

When a rig lease is entered in Equinor's own name, the lease liability will be recognised in Equinor's Consolidated balance sheet on a gross (100%) basis. However, Equinor will not recognise any lease liability for periods where the rig is formally assigned to another party, effectively transferring both the right to use the leased asset and the primary responsibility for lease payments under the contract to this other party.

When a leased asset is assigned to a license for more than one non-consecutive periods within the same contract, Equinor will account for these non-consecutive periods in combination, both when considering whether to use the short-term exemption, and when determining the commencement of the lease.

Separation of lease and non-lease components

Many of Equinor's lease contracts, such as rig and vessel leases, involve a number of additional services and components, including personnel cost, maintenance, drilling related activities, and other items. For a number of these contracts, the additional services represent a not inconsiderable portion of the total contract value. Where the additional services are not separately priced, the consideration paid has been allocated based on the relative stand-alone prices of the lease and non-lease components. Equinor's previous practice for lease commitments reporting was to not distinguish fixed non-lease components within a lease contract from the actual lease components. The choice made under IFRS 16 to account for non-lease components separately for all classes of assets consequently represents a change in Equinor's reporting of leases.

Evaluating the impact of option periods for the lease terms

Many of Equinor's major leases, such as leases of vessels, rigs and buildings, include options to extend the lease term. Under IFRS 16, the evaluation of whether each lease contract's extension options are considered reasonably certain to be exercised, are made at commencement of the leases and subsequently when facts and circumstances which are under the control of Equinor require it. In Equinor's view, the term 'reasonably certain' implies a probability level significantly higher than 'probable', and this has been reflected in Equinor's evaluations.

Distinguishing fixed and variable lease payment elements

Under IFRS 16, fixed and in-substance fixed lease payments are to be included in the commencement date computation of a lease liability, while variable payments dependent on use of the asset are not. Particularly as regards drilling rig leases, Equinor's lease contracts include fixed rates for when the asset in question is in operation, and various alternative, lower rates ("stand-by rates") for periods where the asset is engaged in specified activities or idle, but still under contract. In general, variability in lease payments under the contract has its basis of different uses and activity levels, and the variable elements have been determined to relate to non-lease components only. Consequently, the lease components of these contractual payments are considered fixed for the purposes of IFRS 16.

Determining the incremental borrowing rate to be used as discount factor

In measuring the present value of the lease liability under IFRS 16, the standard requires that the lessee's incremental borrowing rate be used as discount factor if the rate implicit in the lease cannot be readily determined. In establishing Equinor's lease liabilities, the incremental borrowing rates used as discount factors in discounting payments are established based on a consistent approach reflecting the Group's borrowing rate, the currency of the obligation, the duration of the lease term, and the credit spread for the legal entity entering the lease contract.

Expected impact from implementation of IFRS 16 on Equinor's financial statements

Balance sheet

Equinor currently expects that the implementation of IFRS 16 on 1 January 2019 will increase the Consolidated balance sheet by adding lease liabilities of approximately USD 4 billion and a corresponding right of use assets on the asset side. Consequently, equity is not expected to be impacted from the implementation of IFRS 16. The figure is a preliminary estimate, on basis of Equinor's current policy interpretations.

Certain policy interpretation elements are currently under review by the IASB and the IFRS Interpretations Committee (IFRIC), particularly related to the recognition of leases entered by operators in the oil and gas industry for the use in joint operations (gross/net/sublease accounting issues, as discussed above). Equinor considers its current interpretations and application of IFRS 16 on these matters, as also described above, to be sufficiently in line with statements made by the IASB and the IFRIC.

The estimated impact on Equinor's balance sheet is lower than the operating lease commitments disclosed in note 21 in Equinor's annual financial statements for 2017. In addition to changes in the lease portfolio during 2018, the main reasons for this reduction are that certain contractual payments included in the lease commitments will not be included in the lease liabilities to be reported in the opening balance per 1 January 2019 under IFRS 16. This include short term leases and lease contracts which ends within 2019, certain non-lease components previously reported as part of lease commitments and lease commitments related to leases not yet commenced. Reference is made to the policy descriptions above for explanations of the reconciling items. Leases not yet commenced relates to situations where a contract is signed, but where Equinor has not yet obtained the right to control an underlying identified asset, either on its own or through a joint operation.

Lease liabilities are further reduced from discounting, as lease liabilities under IFRS 16 are discounted net present values while lease commitments have historically been reported at nominal payments.

These effects are partially offset by higher reported lease liabilities relating to lease contracts entered for the use on operated licenses. Following the policy interpretation described above, Equinor will report lease liabilities on a gross basis for contracts where Equinor has the primary responsibility for a lease payment towards an asset owner. Where Equinor has entered such contracts solely for the use on operated licenses, and where the licenses have committed to share the costs of these lease contracts, these lease commitments have previously been reported on a net basis, reflecting Equinor's net commitment. In particular, lease contracts for assets used to serve Equinor's portfolio of operated assets across licenses on the NCS, and where the contract is not signed on behalf of a specific license have previously been reported on a net basis but will be reported gross under IFRS 16. However, as most license specific leases on the NCS, such as rigs and FSOs, are entered on behalf of specific licenses, these leases will continue to be reported on a net basis, consistent with previously reported lease commitments.

Extension and termination options within the lease contracts are in all material respect reported on the same basis as under IAS 17 Leases. Most leases are used in operational activities. The extension options which are considered reasonably certain to be exercised are mainly those for which operational decisions have been made which make the leased assets vital to the continued relevant business activities.

Statement of income

In the Consolidated statement of income, operating lease costs will be replaced by depreciation and interest expenses. For leases allocated to activities which are capitalised, the costs will continue to be expensed as before, through depreciation of the asset involved or through the subsequent expensing of capitalised exploration.

Equinor expects more currency volatility within financial items due to recognition of lease liabilities in foreign currencies. In particular, this relates to USD-denominated lease contracts for assets such as drilling rigs and supply vessels used on the NCS, where the contract is entered into by an Equinor entity with NOK as its functional currency, and NOK-based office leases entered into by Equinor ASA, which has USD as its functional currency.

Cash flow statement

In the cash flow statement, lease down-payments will be presented as a cash flow used in financing activities under IFRS 16. Previously, operating lease costs were presented within cash flows from operations or investing cash flows respectively, depending on whether the leased asset is used in operating activity or activities that are capitalised.

In situations where Equinor is considered to have the primary responsibility for a lease liability, and consequently reports the lease liability on a gross basis, any corresponding payments from partner recharges recognised as other revenue in the income statement will also be reported on a gross basis in the cash flow statement, with the gross lease payments being recognised as a financing cash flow and the recharge from partners recognised as an operating cash flow.

Consequently, cash flows from operating activities will increase and cash flow used in investing activities will be reduced due to the implementation of IFRS 16.

Segment reporting

Equinor does not plan changes to how management will monitor and follow up lease contracts used in its business operations. All lease contracts will therefore be presented within Equinor's "Other"-segment, and the E&P segments as well as the MMP segment will continue to be presented without reflecting IFRS 16 lease accounting. In these segments, the costs of operating leases will be presented as operating costs rather than depreciation and interests. A corresponding credit will be recognised in the "Other"-segment to offset the lease costs recognised in the E&P and MMP segments.

Supplementary disclosures

OPERATIONAL DATA

Q4 2018	Quarters Q3 2018	Q4 2017	Change Q4 on Q4	Operational data	2018	Full year 2017	Change
				Prices			
67.8	75.3	61.3	11%	Average Brent oil price (USD/bbl)	**71.1**	54.2	31%
59.8	69.1	57.2	5%	E&P Norway average liquids price (USD/bbl)	**64.3**	50.2	28%
58.1	65.9	54.4	7%	E&P International average liquids price (USD/bbl)	**61.6**	47.6	29%
59.0	67.6	56.0	5%	Group average liquids price (USD/bbl)	**63.1**	49.1	29%
497	557	457	9%	Group average liquids price (NOK/bbl) [1]	**513**	405	27%
6.40	5.48	4.90	31%	Transfer price natural gas (USD/mmbtu) [9]	**5.65**	4.33	31%
7.67	6.99	6.27	22%	Average invoiced gas prices - Europe (USD/mmbtu) [8]	**7.04**	5.55	27%
3.58	2.58	2.53	42%	Average invoiced gas prices - North America (USD/mmbtu) [8]	**3.04**	2.73	11%
4.1	6.9	5.5	(24%)	Refining reference margin (USD/bbl) [2]	**5.3**	6.3	(16%)
				Entitlement production (mboe per day)			
571	547	588	(3%)	E&P Norway entitlement liquids production	**565**	594	(5%)
454	458	394	15%	E&P International entitlement liquids production	**434**	415	5%
1,026	1,005	982	4%	Group entitlement liquids production	**999**	1,009	(1%)
745	688	788	(5%)	E&P Norway entitlement gas production	**722**	740	(2%)
249	202	191	30%	E&P International entitlement gas production	**218**	173	26%
995	890	979	2%	Group entitlement gas production	**940**	913	3%
2,020	1,895	1,962	3%	Total entitlement liquids and gas production [3]	**1,940**	1,922	1%
				Equity production (mboe per day)			
571	547	588	(3%)	E&P Norway equity liquids production	**565**	594	(5%)
580	586	532	9%	E&P International equity liquids production	**567**	545	4%
1,152	1,133	1,120	3%	Group equity liquids production	**1,132**	1,139	(1%)
745	688	788	(5%)	E&P Norway equity gas production	**722**	740	(2%)
273	245	225	21%	E&P International equity gas production	**256**	200	28%
1,019	933	1,013	1%	Group equity gas production	**979**	941	4%
2,170	2,066	2,134	2%	Total equity liquids and gas production [4]	**2,111**	2,080	1%
				MMP sales volumes			
211.8	204.1	215.0	(2%)	Crude oil sales volumes (mmbl)	**845.4**	817.0	3%
13.8	12.8	13.9	(1%)	Natural gas sales Equinor entitlement (bcm)	**52.8**	52.0	1%
1.6	1.3	1.7	(6%)	Natural gas sales third-party volumes (bcm)	**5.7**	6.4	(11%)

EXCHANGE RATES

Q4 2018	Quarters Q3 2018	Q4 2017	Change Q4 on Q4	Exchange rates	2018	Full year 2017	Change
0.1186	0.1214	0.1226	(3%)	NOK/USD average daily exchange rate	0.1229	0.1210	2%
0.1151	0.1223	0.1219	(6%)	NOK/USD period-end exchange rate	0.1151	0.1219	(6%)
8.4298	8.2366	8.1577	3%	USD/NOK average daily exchange rate	8.1338	8.2630	(2%)
8.6885	8.1777	8.2050	6%	USD/NOK period-end exchange rate	8.6885	8.2050	6%
1.1413	1.1628	1.1774	(3%)	EUR/USD average daily exchange rate	1.1798	1.1288	5%
1.1450	1.1576	1.1993	(5%)	EUR/USD period-end exchange rate	1.1450	1.1993	(5%)

HEALTH, SAFETY AND THE ENVIRONMENT

Health, safety and the environment	Full year 2018	Full year 2017
Injury/incident frequency		
Total recordable injury frequency (TRIF)	2.8	2.8
Serious Incident Frequency (SIF)	0.5	0.6
Oil spills		
Accidental oil spills (number of)	239	207
Accidental oil spills (cubic metres)	141	34

Climate	Full year 2018	Full year 2017
Upstream CO2 intensity (kg CO2/boe) [1]	9	9

1) For Equinor operated assets in E&P Norway and E&P International, the total amount of direct CO2 released to the atmosphere (kg), divided by total marketed hydrocarbon production (boe).

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the fourth quarter of 2018 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	6,745	3,736	1,456	1,255	298
Total revenues and other income	(2,564)	(507)	(849)	(1,208)	-
Changes in fair value of derivatives	(901)	(17)	9	(893)	-
Periodisation of inventory hedging effect	(291)	-	-	(291)	-
Gain/loss on sale of assets	(549)	(490)	(35)	(24)	-
Provisions[1]	(823)	-	(823)	-	-
Purchases [net of inventory variation]	37	-	-	272	(235)
Operational storage effects	272	-	-	272	-
Eliminations	(235)	-	-	-	(235)
Operating and administrative expenses	(4)	3	(7)	-	-
Gain/loss on sale of assets	3	3	0	-	-
Provisions[1]	(7)	-	(7)	-	-
Depreciation, amortisation and impairment	148	-	148	-	-
Provisions[1]	148	-	148	-	-
Exploration expenses	25	-	25	-	-
Impairment	36	-	36	-	-
Cost accrual changes	(11)	-	(11)	-	-
Sum of adjustments to net operating income	(2,358)	(504)	(683)	(936)	(235)
Adjusted earnings [5]	4,387	3,232	774	319	63
Tax on adjusted earnings	(2,850)	(2,411)	(282)	(174)	18
Adjusted earnings after tax [5]	1,537	821	491	144	81

1) Related to the Agbami redetermination process in Nigeria

Items impacting net operating income in the fourth quarter of 2017 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	5,182	3,211	1,754	343	(125)
Total revenues and other income	341	107	(42)	276	(0)
Changes in fair value of derivatives	145	(12)	(0)	158	-
Periodisation of inventory hedging effect	119	-	-	119	-
Over-/underlift	78	119	(41)	-	-
Gain/loss on sale of assets	(1)	-	(1)	-	(0)
Purchases [net of inventory variation]	28	-	-	(77)	105
Operational storage effects	(77)	-	-	(77)	-
Eliminations	105	-	-	-	105
Operating and administrative expenses	26	(46)	33	39	-
Over-/underlift	(15)	(50)	35	-	-
Other adjustments	4	4	-	-	-
Gain/loss on sale of assets	(6)	-	(6)	-	-
Provisions	39	-	-	39	-
Cost accrual changes	4	-	4	-	-
Depreciation, amortisation and impairment	(1,141)	(268)	(825)	(48)	-
Reversal of Impairment	(1,141)	(268)	(825)	(48)	-
Exploration expenses	(481)	-	(481)	-	-
Impairment	11	-	11	-	-
Reversal of Impairment	(517)	-	(517)	-	-
Cost accrual changes	25	-	25	-	-
Sum of adjustments to net operating income	(1,227)	(207)	(1,315)	190	105
Adjusted earnings [5]	3,956	3,004	438	533	(20)
Tax on adjusted earnings	(2,649)	(2,184)	(239)	(242)	16
Adjusted earnings after tax [5]	1,307	819	200	292	(4)

Items impacting net operating income in the full year of 2018 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	20,137	14,406	3,802	1,906	23
Total revenues and other income	(2,141)	(766)	(931)	(445)	-
Changes in fair value of derivatives	(95)	(60)	0	(35)	-
Periodisation of inventory hedging effect	(280)	-	-	(280)	-
Change in accounting policy[1]	(287)	(216)	(71)	-	-
Gain/loss on sale of assets	(656)	(490)	(37)	(129)	-
Provisions	(823)	-	(823)	-	-
Purchases [net of inventory variation]	29	-	-	132	(103)
Operational storage effects	132	-	-	132	-
Eliminations	(103)	-	-	-	(103)
Operating and administrative expenses	114	4	(8)	118	-
Other adjustments	1	1	-	-	-
Gain/loss on sale of assets	2	3	(1)	-	-
Provisions	111	-	(7)	118	-
Depreciation, amortisation and impairment	(457)	(604)	302	(155)	-
Impairment	794	-	794	-	-
Reversal of impairment	(1,399)	(604)	(640)	(155)	-
Provisions	148	-	148	-	-
Exploration expenses	276	7	269	-	-
Impairment	287	7	280	-	-
Cost accrual changes	(11)	-	(11)	-	-
Sum of adjustments to net operating income	(2,178)	(1,359)	(367)	(350)	(103)
Adjusted earnings [5]	17,959	13,047	3,435	1,556	(79)
Tax on adjusted earnings	(11,265)	(9,514)	(992)	(707)	(53)
Adjusted earnings after tax [5]	6,693	3,533	2,443	849	(132)

1) Change in accounting policy for lifting imbalances.

Items impacting net operating income in the full year of 2017 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	**13,771**	10,485	1,341	2,243	(298)
Total revenues and other income	**(405)**	(16)	(18)	(365)	(7)
Changes in fair value of derivatives	**(197)**	103	22	(322)	-
Periodisation of inventory hedging effect	**(43)**	-	-	(43)	-
Over-/underlift	**(155)**	(119)	(36)	-	-
Gain/loss on sale of assets	**(10)**	-	(3)	-	(7)
Purchases [net of inventory variation]	**(35)**	-	-	(94)	59
Operational storage effects	**(94)**	-	-	(94)	-
Eliminations	**59**	-	-	-	59
Operating and administrative expenses	**418**	11	395	12	-
Over-/underlift	**11**	7	4	-	-
Other adjustments	**9**	4	5	-	-
Gain/loss on sale of assets	**382**	-	382	-	-
Provisions	**12**	-	-	12	-
Cost accrual changes	**4**	-	4	-	-
Depreciation, amortisation and impairment	**(1,055)**	(905)	(102)	(48)	-
Impairment	**917**	194	723	-	-
Reversal of impairment	**(1,972)**	(1,099)	(825)	(48)	-
Exploration expenses	**(56)**	-	(56)	-	-
Impairment	**435**	-	435	-	-
Reversal of impairment	**(517)**	-	(517)	-	-
Cost accrual changes	**25**	-	25	-	-
Sum of adjustments to net operating income	**(1,133)**	(910)	219	(495)	53
Adjusted earnings [5]	**12,638**	9,575	1,559	1,749	(245)
Tax on adjusted earnings	**(8,110)**	(6,772)	(633)	(807)	103
Adjusted earnings after tax [5]	**4,528**	2,771	949	948	(139)

Items impacting net operating income in the third quarter of 2018 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Marketing, Midstream & Processing	Other
Net operating income	4,597	3,393	1,078	157	(32)
Total revenues and other income	345	-	4	341	-
Changes in fair value of derivatives	312	-	4	308	-
Periodisation of inventory hedging effect	138	-	-	138	-
Gain/loss on sale of assets	(105)	-	-	(105)	-
Purchases [net of inventory variation]	(31)	-	-	(38)	7
Operational storage effects	(38)	-	-	(38)	-
Eliminations	7	-	-	-	7
Operating and administrative expenses	22	-	(0)	22	-
Provisions	22	-	-	22	-
Depreciation, amortisation and impairment	(89)	-	(89)	-	-
Impairment	269	-	269	-	-
Reversal of Impairment	(358)	-	(358)	-	-
Sum of adjustments to net operating income	247	-	(85)	324	7
Adjusted earnings [5]	4,843	3,393	994	481	(25)
Tax on adjusted earnings	(2,856)	(2,463)	(219)	(178)	5
Adjusted earnings after tax [5]	1,988	930	774	303	(19)

Adjusted earnings Marketing, Midstream & Processing (MMP) break down

Q4 2018	Quarters Q3 2018	Q4 2017	Change Q4 on Q4	Adjusted earnings break down (in USD million)	2018	Full year 2017	Change
257	247	286	(10%)	Natural Gas Europe	946	691	37%
13	(6)	(6)	N/A	Natural Gas US	92	26	>100%
3	129	94	(97%)	Liquids	205	412	(50%)
45	112	160	(72%)	Other	312	621	(50%)
319	481	533	(40%)	Adjusted earnings MMP	1,556	1,749	(11%)

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

| | Fourth quarter | | | | | |
| | 2018 | | | 2017 | | |
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	3,232	(2,411)	821	3,004	(2,184)	819
E&P International	774	(282)	491	438	(239)	200
MMP	319	(174)	144	533	(242)	292
Other	63	18	81	(20)	16	(4)
Group	4,387	(2,850)	1,537	3,956	(2,649)	1,307
Effective tax rates on adjusted earnings			65.0%			67.0%

| | Full year | | | | | |
| | 2018 | | | 2017 | | |
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	13,047	(9,514)	3,533	9,575	(6,772)	2,771 [1]
E&P International	3,435	(992)	2,443	1,559	(633)	949 [1]
MMP	1,556	(707)	849	1,749	(807)	948 [1]
Other	(79)	(53)	(132)	(245)	103	(139) [1]
Group	17,959	(11,265)	6,693	12,638	(8,110)	4,528
Effective tax rates on adjusted earnings			62.7%			64.2%

1) The figures from the first quarter 2017 do not include minor adjustments mainly related to net financial items allocated at business level.

Reconciliation of adjusted earnings after tax to net income

| | Quarters | | Reconciliation of adjusted earnings after tax to net income (in USD million) | | | Full year |
Q4 2018	Q3 2018	Q4 2017			2018	2017
6,745	4,597	5,182	Net operating income (NOI)	A	20,137	13,771
3,470	2,689	2,662	Tax on NOI	B	11,970	8,944
3,275	1,908	2,520	NOI after tax	C = A-B	8,167	4,827
(2,358)	247	(1,227)	Adjustments[1]	D	(2,178)	(1,133)
(620)	167	(13)	Tax on adjustments	E	(705)	(834)
1,537	1,988	1,307	Adjusted earnings after tax [5]	F = C+D-E	6,693	4,528
(179)	(348)	(39)	Net financial items	G	(1,263)	(351)
270	106	94	Tax on net financial items	H	635	122
3,367	1,666	2,575	Net income	I = C+G+H	7,538	4,598

1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

NET ADJUSTED FINANCIAL ITEMS 2018

Net adjusted financial items in the fourth quarter of 2018 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	39	68	(12)	(274)	(179)	296	117
Foreign exchange (FX) impacts (incl. derivatives)	(19)	(68)	-	-	(87)	-	-
Interest rate (IR) derivatives	-	-	12	-	12	-	-
Fair value adjustment financial investment	86	-	-	-	86	-	-
Adjusted financial items	106	0	0	(274)	(167)	296	129

Net adjusted financial items in the full year of 2018 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	283	(166)	(341)	(1040)	(1263)	660	(603)
Foreign exchange (FX) impacts (incl. derivatives)	(3)	166	-	-	163	-	-
Interest rate (IR) derivatives	-	-	341	-	341	-	-
Fair value adjustment financial investment	147	-	-	-	147	-	-
Adjusted financial items excluding FX and IR derivatives	427	0	0	(1040)	(612)	660	48

NET ADJUSTED FINANCIAL ITEMS 2017

Net adjusted financial items in the fourth quarter of 2017 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Adjusted financial items	93	0	0	(336)	(243)	61	(182)

ADJUSTED EXPLORATION EXPENSES

Quarters Q4 2018	Q3 2018	Q4 2017	Change Q4 on Q4	Adjusted exploration expenses (in USD million)	Full year 2018	2017	Change
233	135	149	56%	E&P Norway exploration expenditures (activity)	573	472	21%
295	182	193	53%	E&P International exploration expenditures (activity)	865	762	13%
528	316	343	54%	Group exploration expenditures (activity)	1,438	1,234	17%
16	24	5	>100%	Expensed, previously capitalised exploration expenditures	68	73	(8%)
(138)	(102)	(49)	>100%	Capitalised share of current period's exploration activity	(390)	(167)	>100%
36	0	(506)	N/A	Impairment (reversal of impairment)	289	(81)	N/A
442	239	(207)	N/A	Exploration expenses IFRS	1,405	1,059	33%
(25)	-	481	N/A	Items impacting	(276)	56	N/A
417	239	274	52%	Adjusted exploration expenses	1,128	1,115	1%

For items impacting, see Reconciliation of net operating income to adjusted earnings in the Supplementary disclosures.

Calculated Adjusted ROACE based on Adjusted earnings after tax and capital employed [5] (in USD million, except percentages)	31 December 2018	2017
Adjusted earnings after tax (A)	6,694	4,529
Average capital employed (B)	55,704	55,330
Calculated ROACE based on Adjusted earnings after tax and capital employed (A/B)	12.0%	8.2%

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 December 2018	At 30 September 2018	At 31 December 2017
Shareholders' equity		42,970	41,907	39,861
Non-controlling interests		19	23	24
Total equity	A	42,990	41,930	39,885
Current finance debt		2,463	1,823	4,091
Non-current finance debt		23,264	24,173	24,183
Gross interest-bearing debt	B	25,727	25,996	28,274
Cash and cash equivalents		7,556	4,919	4,390
Current financial investments		7,041	8,623	8,448
Cash and cash equivalents and financial investment	C	14,597	13,541	12,837
Net interest-bearing debt before adjustments [10]	B1 = B-C	11,130	12,455	15,437
Other interest-bearing elements [1]		1,261	1,313	1,014
Marketing instruction adjustment [2]		(146)	(151)	(164)
Net interest-bearing debt adjusted [5]	B2	12,246	13,617	16,287
Normalisation for cash-build up before tax payment (50% of Tax Payment) [3]		-	866	-
Net interest-bearing debt adjusted [5]	B3	12,246	14,483	16,287
Calculation of capital employed [5]				
Capital employed before adjustments to net interest-bearing debt	A+B1	54,120	54,385	55,322
Capital employed before normalisation for cash build up for tax payment	A+B2	55,235	55,547	56,172
Capital employed adjusted	A+B3	55,235	56,413	56,172
Calculated net debt to capital employed [5]				
Net debt to capital employed before adjustments	(B1)/(A+B1)	20.6%	22.9%	27.9%
Net debt to capital employed before normalisation for tax payment	(B2)/(A+B2)	22.2%	24.5%	29.0%
Net debt to capital employed adjusted	(B3)/(A+B3)	22.2%	25.7%	29.0%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Equinor´s Consolidated balance sheet.
3) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2017 Annual Report and Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** (including adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation and adjusted exploration expenses) – for more information see below
- **Adjusted earnings after tax** – for more information see below
- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures
- **Net interest-bearing debt adjusted** – for more information see section 5.2 Use and reconciliation of non-GAAP financial measures - Net debt to capital employed ratio and note 18 Finance debt in Equinor`s 2017 Annual Report and Form 20-F
- **Net debt to capital employed ratio before adjustments and Net debt to capital employed ratio adjusted** – for more information see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2017 Annual Report and Form 20-F
- **Organic capital expenditures** – capital expenditures excluding acquisitions, capital leases and other investments with significant different cash flow pattern. Capital expenditures are defined as additions to property, plant and equipment (including capitalised financial leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in equity accounted companies. See section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor`s 2017 Annual Report and Form 20-F for more information on organic capital expenditures
- **Free cash flow** includes the following line items from the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, taxes paid, additions through business combinations, capital expenditures and investments, (Increase) decrease in other items interest bearing, proceeds from sale of assets and businesses and dividend paid

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures that provides an indication of Equinor's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift**: In the first quarter of 2018, Equinor changed the accounting policy for lifting imbalances, see note 9 Changes in accounting policies to the Condensed interim financial statements for further information. For historical periods over/underlift was accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period was therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers. In light of the change in accounting policy, following first quarter 2018, adjusted earnings will not include the over/underlift adjustment made in arriving at this figure in previous periods

- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold
- **Internal unrealised profit on inventories**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income. Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period

The measure **adjusted earnings after tax** excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Equinor which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to Equinor's returns, balance sheet and long-term underlying earnings growth; cash flow and returns and the average break-even price; start-up of projects through 2025, including Johan Sverdrup; Equinor's digitalisation and innovation; expected carbon emissions from the current portfolio; building a profitable renewable energy portfolio; market outlook and future economic projections and assumptions; capital expenditure and exploration guidance for 2019 and beyond; production guidance through 2025 and unit production cost through 2020; CAGR for the period 2019 – 2025; organic capital expenditure for 2019; Equinor's intention to mature its portfolio; exploration and development activities, including estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; equity production and expectations for 2019; planned maintenance activity and the effects thereof for 2019; expected dividend payments and dividend subscription price; estimated provisions and liabilities, including the COSL Offshore Management AS litigation; implementation of IFRS 16, and the impact thereof; planned and announced acquisitions and divestments, including timing and impact thereof, including the acquisition of lease OCS-A 0520 in Massachusetts, the swap of interests with Faroe Petroleum in the NCS, the acquisition of Danske Commodities, the acquisition of Chevron's interest in the Rosebank project and other pending acquisitions and divestments discussed in this report; and the projected impact or timing of administrative or governmental rules, standards, decisions or laws, including with respect to and future impact of legal proceedings are forward-looking statements.

You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; labour relations and industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (and section 2.11 Risk review – Risk factors thereof). Equinor's 2017 Annual Report and Form 20-F is available at Equinor's website www.equinor.com.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

END NOTES

1. The Group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **Production Sharing Agreement (PSA)** that correspond to Equinor's ownership share in a field. Entitlement volumes, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures.** See section Use and reconciliation of non-GAAP financial measures in the report for more details.

6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8. The Group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from MMP to E&P Norway.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.